Form 51-102F3
Material Change Report

Item	1	Name and Address of Company
		Silver Standard Resources Inc.
		#1180 – 999 West Hastings Street
		Vancouver, B.C. V6C 2W2

Item	2	Date of Material Change
		November 16, 2005.

Item	3	News Release
		The news release was disseminated on November 16, 2005 by CCN Matthews using several broad distribution networks in North America.

Item	4	Summary of Material Change

		Silver Standard Resources Inc. is pleased to report two more lengthy mineralized intersections from ongoing drilling at the South Ridge Zone of the company’s wholly-owned Pitarrilla silver project in Mexico. The project is located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango.

Item	5	Description of Material Change
		See attached news release 05-21.

Item	6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
		N/A.

Item	7	Omitted Information
		No omitted information.

Item	8	Executive Officer
		Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item	9	Date of Report
		November 16, 2005.

999 West Hastings Street Suite 1180 Vancouver, British Columbia Canada V6C 2W2	Telephone: 604 689 3846 Facsimile: 604 689 3847 Web: www.silver-standard.com

N E W S    R E L E A S E

November 16, 2005	Trading Symbols:
News Release 05-21	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD REPORTS BEST RESULTS TO DATE FROM SOUTH RIDGE ZONE AT PITARRILLA, MEXICO SILVER PROJECT

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report two more lengthy mineralized intersections from ongoing drilling at the South Ridge Zone of the company’s wholly-owned Pitarrilla silver project in Mexico. The project is located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango.

Significant new diamond drill holes at South Ridge include:

PD-53 which intersected 765.2 feet averaging 6.4 ounces of silver per ton (233.2 meters averaging 219.2 grams of silver per tonne), including 146.4 feet averaging 13.2 ounces of silver per ton (44.6 meters averaging 451.7 grams of silver per tonne). PD-53 was collared perpendicular to diamond drill holes PD-50, PD-38 and PD-(reported previously and summarized in the attached table) and was designed to test continuity of mineralization and geologic controls along the strike of the South Ridge Zone.

PD-55 which intersected from surface 696.2 feet averaging 3.1 ounces of silver per ton (212.1 meters averaging 106.0 grams of silver per tonne), including 267.1 feet averaging 4.2 ounces of silver per ton (81.4 meters averaging 142.7 grams of silver per tonne). PD-55 was collared parallel to PD-50, PD-38 and PD-47 which collectively test a strike length of approximately 100 meters of the South Ridge Zone.

PD-53 and PD-55 both ended in mineralization and were abandoned due to ground conditions with grades appearing to improve with depth and to the south. Drilling in the South Ridge Zone continues to intersect a thick sequence of mineralized volcanic material (tuffs, breccias and rhyolitic intrusives) with a moderate dip to the southeast. With sufficient drilling to determine continuity of mineralization, the South Ridge Zone now measures approximately 300 meters by 400 meters. The zone is open along strike and downdip.

Engineering studies and metallurgical testwork are ongoing, updated resource estimates for Cordon Colorado, Peña Dyke and initial resource estimates for Javelina Creek and South Ridge are underway. Two diamond drill rigs are currently on site and further significant results will be reported as assays for completed holes are compiled.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Pitarrilla.

Silver Standard Resources Inc. is a well-financed silver resource company with $29.0 million in cash, and 1.95 million ounces of physical silver, marketable securities and other investments valued at $26.2 million at September 30, 2005. The company continues to seek resource growth through acquisitions and exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

Selected Pitarrilla Diamond Drilling Results - November 2005 South Ridge Zone

Hole						Silver		Silver
No.	Location	Dip/Azimuth	From	To	Interval	Grade	Interval	Grade
			meters	meters	meters	grams/tonne	feet	oz./ton

PD-33*	504063E	65°/246°	15.2	25.9	10.7	109.0	35.0	3.2
	2810729N	and	157.0	233.2	76.2	93.8	250.1	2.7
PD-34*	504169E	60°/245°	29.8	74.8	45.0	149.1	147.7	4.3
	2810569N	and	86.9	98.0	11.1	53.6	36.5	1.6
PD-38*	504083E	45°/065°	3.5	207.6	204.1	142.6	669.7	4.2
	2810627N
PD-47*	504175E	65°/065°	56.4	188.9	132.5	146.2	434.7	4.3
	2810584N
PD-50*	504080E	45°/065°	0.0	199.6	199.6	102.9	655.2	3.0
	2810641N	incl.	0.0	10.7	10.7	285.3	35.0	8.3
PD-51*	504199E	75°/245°	44.2	160.0	115.8	131.6	380.1	3.8
	2810556N	incl.	45.7	99.1	53.4	177.9	175.1	5.2
PD-53	504148E	45°/155°	59.4	292.6	233.2	219.2	765.2	6.4
	2810662N	incl.	242.3	286.9	44.6	451.7	146.4	13.2
PD-55	504097E	45°/065°	0.0	212.1	212.1	106.0	696.2	3.1
	2810592N	incl.	130.8	212.1	81.4	142.7	267.1	4.2

* Previously reported drill results.

Notes: PD-53 and PD-55 ended in mineralization and were abandoned due to ground conditions. Intervals do not denote true thickness, which is to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Guadalajara and Chihuahua, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish.